UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission file number 0-22850

(CHECK ONE):__ Form 10-K __ Form 20-F _X_Form 11-K __ Form 10-Q __ Form N-SAR

For Period Ended: December 31, 1997
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:__________________________________-

PART I - REGISTRANT INFORMATION
JeffBanks, Inc.
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Full Name of Registrant

1845 Walnut Street
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Address of Principal Executive Office(Street and Number)

Philadelphia, PA 19103
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City, State and Zip Code

Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box appropriate)

          (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense;
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K, Form 20-F,  11-K,  Form N-SAR, or portion  thereof,
_X_    |       will be filed on or before the  fifteenth  calendar day following
       |       the  prescribed  due  date;  or  the  subject   quarterly  report
       |       transition report on Form 10-Q,  portion thereof will be filed on
       |       or before the fifth  calendar day  following  the  prescibed  due
       |       date; and
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bank's personnel director Mary Ciarlone was out of the bank for an extended period as a result of surgery. Accordingly, our certified public accountants were unable to reconcile differences between their financial statements and the outside service company's figures. Also the form 5500 prepared by the outside service company was delayed in preparation by that company as a result of the personnel director's absence.

PART IV - OTHER INFORMATION
(1)Name  and   telephone   number  of  person  to  contact  in  regard  to  this
notification.

Paul Frenkiel            (610)343-3211
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Name                     Telephone Number

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant  was  required to file such  reports)  been  filed?  If answer is no,
identify report(s).  _X_ Yes   ___ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     ___ Yes   _X_ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                                JeffBanks, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 1998                By:/s/Paul Frenkiel
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